

Financial Statements

December 31, 2020 and 2019



Assure CPA, LLC
7307 N. Division, Suite 222
Spokane, WA 99208

Main | 509.535.3503
Fax | 509.535.9391
www.assure.cpa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
HyperSciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HyperSciences, Inc., ("the Company") as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a history of net losses and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Assure CPA, LLC (formerly DeCoria, Maichel & Teague P.S.)

We have served as the Company's independent auditor since 2017.

Spokane, Washington
April 30, 2021

HyperSciences, Inc.

Contents

FINANCIAL STATEMENTS: *Page*

HyperSciences, Inc.
Balance Sheets

	December 31, 2020	December 31, 2019
Assets		
Current assets		
Cash and cash equivalents	$ 269,049	$ 1,431,036
Accounts receivable	-	120,000
Research and development tax credit receivable, current portion	69,254	-
Investments	44,861	374,537
Prepaid expenses	52,250	-
Total current assets	435,414	1,925,573
Property and equipment, net	133,908	119,321
Right of use asset	-	42,854
Patents, net	580,526	458,594
Research and development tax credit receivable, noncurrent portion	180,746	-
Deposit on investment	114,638	30,000
Deposits	-	2,991
Total assets	$ 1,445,232	$ 2,579,333
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 433,337	$ 79,866
Related party payables	2,362	1,371
Accrued interest	185,144	82,217
Payroll and other accrued liabilities	54,778	21,730
Notes payable, current portion	930,812	1,430,812
PPP loan, current portion	114,852	
Lease liability, current portion	-	34,094
Total current liabilities	1,721,285	1,650,090
Accrued interest	-	652,446
Notes payable	-	1,140,359
Related party advances	30,000	45,000
Common stock payable	167,648	85,946
PPP loan - long term	41,579	-
Non-current lease liability	-	12,142
Total long term liabilities	239,227	1,935,893
Total liabilities	1,960,512	3,585,983
Commitments and contingencies	-	-
Stockholders' deficit		
Series A Preferred stock, $0.0001 par value; 4,050,000 shares authorized, 3,706,608 and 2,793,246 shares issued and outstanding at December 31, 2020 and 2019	371	279
Common stock, $0.0001 par value; 15,000,000 shares authorized, 5,496,549 and 5,460,827 shares issued and outstanding at December 31, 2020 and 2019	550	546
Additional paid-in capital	13,390,185	10,702,839
Accumulated deficit	(13,906,386)	(11,710,314)
Total stockholders' deficit	(515,280)	(1,006,650)
Total liabilities and stockholders' deficit	$ 1,445,232	$ 2,579,333

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.
Statements of Operations
For the years ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 365,000	$ 501,430
Operating expenses:		
Personnel	1,043,893	1,321,057
Research and development	1,028,591	3,188,359
Professional fees	338,723	367,467
Rent and facility costs	53,882	94,584
Shipping and freight	4,913	7,111
Travel	21,663	150,968
Depreciation and amortization	35,142	27,557
General and administrative	184,486	846,472
Loss on termination of lease	25,632	-
Loss on disposal of equipment	2,794	1,668
Total operating expenses	2,739,719	6,005,243
Loss from operations	(2,374,719)	(5,503,813)
Other income (expense)		
Unrealized gain (loss) on investments	(12,441)	15,060
Other income	44,015	13,670
Research and development tax credit	250,000	-
Interest expense	(102,927)	(205,694)
Net loss before income taxes	(2,196,072)	(5,680,777)
Provision for income taxes	-	-
Net loss	$ (2,196,072)	$ (5,680,777)
Net loss per common share - Basic and fully diluted	$ (0.40)	$ (1.05)
Weighted average number of shares		
outstanding - Basic and fully diluted	5,486,008	5,410,001

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.
Statement of Changes in Stockholders' Deficit
For the years ended December 31, 2020 and 2019

| | Preferred Stock | | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance on December 31, 2018	1,049,491	$ 105	5,397,727	$ 540	$ 4,739,917	$ (6,029,537)	$ (1,288,975)
Series A Preferred shares issued, net	1,743,755	174	-	-	5,612,605	-	5,612,779
Preferred stock issuance costs payable in common stock	-	-	-	-	(36,000)	-	(36,000)
Common stock issued for stock payable			63,100	6	64,987	-	64,993
Stock based compensation	-	-	-	-	321,330	-	321,330
Net loss	-	-	-	-	-	(5,680,777)	(5,680,777)
Balance on December 31, 2019	2,793,246	$ 279	5,460,827	$ 546	$ 10,702,839	$ (11,710,314)	$ (1,006,650)
Series A Preferred shares issued for cash, net	290,855	29	-	-	793,649	-	793,678
Series A Preferred shares issued for conversion of notes payable	622,507	63	-	-	1,792,743	-	1,792,806
Common stock issued for stock payable	-	-	35,722	4	36,791	-	36,795
Stock based compensation	-	-	-	-	64,163	-	64,163
Net loss	-	-	-	-	-	(2,196,072)	(2,196,072)
Balance on December 31, 2020	3,706,608	$ 371	5,496,549	$ 550	$ 13,390,185	$ (13,906,386)	$ (515,280)

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (2,196,072)	$ (5,680,777)
Adjustments to reconcile net loss to net cash used by operating activities:		
Loss on termination of lease	25,632	-
Net unrealized (gain)/loss on investment	12,441	(15,060)
Loss on disposal of equipment	2,794	1,668
Depreciation and amortization expense	35,142	27,557
Research and development tax credit	(250,000)	-
Share-based compensation	64,163	321,330
Common stock payable for compensation	118,497	64,896
Changes in operating assets and liabilities:		
Prepaid expenses	(52,250)	81,730
Accounts receivable	120,000	(120,000)
Deposits	2,991	(2,991)
Accounts payable	353,471	(2,097)
Payroll and other liabilities	4,034	(7,982)
Related party payables	991	(1,910)
Accrued interest	102,928	205,694
Lease liability	-	3,382
Net cash used by operating activities	(1,655,238)	(5,124,560)
Cash flows from investing activities:		
Purchase of equipment	(45,687)	(113,219)
Proceeds from the sale of equipment	-	1,001
Pending patent costs	(128,768)	(146,571)
Deposit on investment	(84,638)	(30,000)
Proceeds from sale of investments	323,570	-
Purchase of investments	(6,335)	(9,527)
Net cash provided (used) by investing activities	58,142	(298,316)
Cash flows from financing activities:		
Payment on notes payable	(500,000)	-
Payments toward related party advances	(120,750)	(50,000)
Net proceeds from common stock issuances	-	-
Proceeds from Series A Preferred stock issuances	793,678	5,612,779
Proceeds from PPP loan	156,431	-
Proceeds from related party advances	105,750	-
Net cash provided by financing activities	435,109	5,562,779
Net increase (decrease) in cash and cash equivalents	(1,161,987)	139,903
Cash and cash equivalents, beginning of year	1,431,036	1,291,133
Cash and cash equivalents, end of year	$ 269,049	$ 1,431,036
Supplemental cash flow information:		
Non-cash financing and investing activities:		
Lease liability arising from obtaining right of use asset	$ -	$ 67,162
Preferred stock issuance costs payable in shares of common stock	$ -	$ 36,000
Common stock issued toward stock payable	$ 36,795	$ 64,993
Series A Preferred shares issued for conversion of notes payable	$ 1,792,806	$ -

The accompanying notes are an integral part of the financial statements.

HyperSciences, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

HyperSciences, Inc. ("HSI") was incorporated under the laws of the State of Delaware on October 13, 2014. HSI is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. HSI's largest shareholder is EnergeticX.net, L.L.C., ("EGX'), a company controlled by the CEO of HSI, and which performs technological services similar to HSI.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $14.2 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include income taxes, share based compensation, right of use assets, lease liabilities, and useful lives of equipment and patents.

Risks and Uncertainties

As of December 31, 2020, the Company had not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition and Contract Costs

The Company's revenues are earned primarily from services provided relating to the design, testing, system integration and other technological aspects associated with the development of deep down-hole drilling technology. Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle. Contracts are primarily based on negotiated hourly billing rates of the actual time spent on the projects. The Company records revenue when the performance obligations have been met and when associated deliverables have been provided to the customer as defined in individual contracts. Contract costs consist of direct labor and materials required to satisfy the specifications required under the contract. Revenue is not recognized for non- recoverable costs. The Company is reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

HyperSciences, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts, if any, to reflect any loss anticipated on the accounts receivable balances.

Property and Equipment

Equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to ten years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is recognized in the statement of operations.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

At December 31, 2020 and December 31, 2019, the Company had $44,861 and $374,537 of investments in actively traded mutual funds (Level 1) subject to fair value measurement on a recurring basis, respectively (See Note 7).

Fair Value of Financial Instruments

The carrying amounts of financial instruments reported on the balance sheets include advances from related parties, notes payable, and deposit on investment, approximated their fair value as of December 31, 2020 and December 31, 2019.

Advertising & Marketing costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $14,955 and $250,026 in marketing costs, respectively, recorded in general and administrative costs.

HyperSciences, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,028,591 and $3,188,359 for the years ended December 31, 2020 and 2019, respectively.

Research and Development Tax Credits

On December 18, 2015, President Obama signed into law the Protecting Americans from Tax Hikes (PATH) Act of 2015 which created two new types of research and development (R&D) credits: one for eligible small businesses and one for qualified small businesses. Eligible small businesses were allowed to utilize the research credit even if they were subject to the Alternative Minimum Tax and qualified small businesses were allowed to utilize, for up to five years, the research credit against the employer portion of payroll tax (i.e., FICA tax) not exceeding $250,000 per year. These new research credits are available for credits generated in tax years beginning after 2015.

The Company elected to use the $250,000 research credit against the employer portion of payroll tax. As a result, a research and development tax credit receivable has been recorded in the Balance Sheet with the offsetting amount recorded as other income on the Statement of Operations. The current portion of the receivable is the amount expected to be refunded or realized within 12 months of the balance sheet date.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, stockholders' equity, or cash flows as previously reported.

Investments

During the years ended December 31, 2020 and 2019 the Company had invested in mutual funds principally comprised of equity securities. The Company's investments in mutual funds are measured at fair value with changes in fair value recognized in net income (loss). The funds are publicly traded on active markets making them a level 1 on the fair value hierarchy. Investments in mutual funds are classified as current on the balance sheets.

Share-Based Compensation

The Company measures the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. Equity awards valued on the grant date based on a common share price of $1.03, which was determined by management to be the fair value of a share of common stock based upon a third party valuation performed in 2019. For awards that vest, fair value is recognized over the requisite service period.

Patents

Patents are initially measured at the legal costs incurred in the filing process. Issued patents are being amortized on a straight-line basis over their estimated useful lives of 17 years. For pending patents, no life has yet to be determined. Once the patents are issued, these patents will be assigned a life and amortized over the life which was assigned. The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

HyperSciences, Inc.
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Income Taxes

Income taxes are accounted for under the liability method. Under this method deferred income tax liabilities or assets are determined at the end of each period using the tax rate expected to be in effect when the taxes are expected to be paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets if there is uncertainty regarding their realization.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2020 and 2019.

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2020: Preferred Series A shares convertible into 3,706,608 common shares, options to purchase 365,549 shares, and warrants to purchase 37,455 shares. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2019: Preferred Series A shares convertible into 2,793,246 common shares, options to purchase 427,487 shares, convertible notes convertible into 51,704 shares, and warrants to purchase 37,455 shares. (See Note 9)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The update removes, modifies and makes additions to the disclosure requirements on fair value measurements. The update is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The adoption of this standard did not have a material impact on the Company's financial position, results of operations, and cash flows.

In August 2020, the FASB issued ASU No. 2020-6 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years and with early adoption permitted. Management is evaluating the impact of this update on the Company's consolidated financial statements.

NOTE 2 – PROPERTY AND EQUIPMENT

Equipment consisted of the following at December 31, 2020 and 2019:

		2020		2019
Computers and Equipment	$	101,443	$	60,146
Trucks and Trailers		25,273		25,273
Tractors and Drills		65,535		65,535
		192,251		150,954
Accumulated Depreciation		(58,343)		(31,633)
Total equipment	$	133,908	$	119,321

Depreciation expense for the years ended December 31, 2020 and 2019 was $28,306 and $22,584 respectively. During the year ended December 31, 2020, the Company disposed of equipment of $2,794 net book value at a loss of $2,794. During the year ended December 31, 2019, the Company sold equipment of $2,669 net book value at a loss of $1,668.

NOTE 3 – PATENTS

Patents consisted of the following at December 31, 2020 and 2019:

		2020		2019
Pending patents	$	466,045	$	385,655
Patents granted		133,686		85,308
		599,731		470,963
Accumulated amortization		(19,205)		(12,369)
Total patents	$	580,526	$	458,594

Amortization expense for the years ended December 31, 2020 and 2019 was $6,836 and $4,974, respectively. The following table presents the estimated future amortization of granted patents for the next five fiscal years ending December 31:

2021	$	7,864
2022		7,864
2023		7,684
2024		7,864
2025		7,864
Total	$	39,320

Granted patents consist of eleven patents at December 31, 2020 and seven patents at December 31, 2019. These patents have been issued and are related to machinery used for the drilling and extraction of minerals.

Pending patents consist of costs related to thirty-four patent applications at December 31, 2020 and thirty-three at December 31, 2019, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No useful life has yet been determined for these patent applications. Once they are issued, they will be assigned a life and amortized over the assigned life. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

NOTE 4 – ACCOUNTS RECEIVABLE AND REVENUES FROM CUSTOMERS

Accounts Receivable

At December 31, 2020 and 2019, the Company had accounts receivable of nil and $120,000, respectively. Accounts receivable at December 31, 2019 consisted of amounts due from two customers. The company did not have an allowance for doubtful accounts as all amounts were deemed to be collectible.

Revenues

During the year ended December 31, 2020 and 2019, the Company contracted to perform feasibility and adaptation testing services relating to the use of extreme velocity for the drilling, tunneling and aerospace industries. At December 31, 2020 and 2019 the Company's revenues consisted of:

	2020	2019
Drilling and Tunneling	$ 365,000	$ 460,000
Aerospace	-	41,430
Total	$ 365,000	$ 501,430

The Company's revenues were recognized from contracts with two customers in 2020 and three in 2019. During the year ended December 31, 2020, revenues from one customer comprised approximately 68% of the Company's total revenues. Revenues from foreign sources was $115,000 and $460,000 for the years ended December 31, 2020 and 2019, respectively.

The contracts established certain milestones (performance obligations) to be reached and corresponding amounts to be paid upon reaching those milestones. No significant judgments relating to the contracts were required as the contract milestones were clearly defined.

Revenue was recognized as its performance obligations were met, and as of December 31, 2020 and 2019, the Company had met all milestones and all revenue related to the contracts was recognized.

The Company incurred no incremental costs of obtaining a contract with a customer that are recoverable. In addition, there were no financing costs relating to obtaining the contracts.

Deferred Revenue

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring deliverables or services to the customer under the terms of a contract, it records deferred revenue, which represents a contract liability. The Company recognizes deferred revenue after it has satisfied its performance obligations to the customer and all revenue recognition criteria are met. The Company had no deferred revenue recorded at December 31, 2020 and 2019.

NOTE 5- PPP LOAN

On May 7, 2020, the Company received loan proceeds of $156,431 ("PPP Loan") under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks (the "Covered Period") as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

NOTE 5 – PPP LOAN, Continued:

The PPP Loan is evidenced by a promissory note, dated as of May 1, 2020 (the "Note"), between the Company, as Borrower, and Idaho First Bank as Lender. The maturity date for the Note is May 1, 2022 from the Note date and the interest rate on the Note is 1% per annum.

As of December 31, 2020, the Company used the proceeds for purposes consistent with the PPP. The Company submitted its application for PPP Loan forgiveness in 2021 and is waiting for notification of the approval as of the date these financial statements were issued. If and when approved, grant income of $156,431 will be recognized.

NOTE 6 – NOTES PAYABLE

The Company currently has several notes payable outstanding that were initially convertible notes but based on the terms of the agreements, as amended, are no longer convertible. All of the notes payable had an original interest rate of 8% and, as of December 31, 2019 and 2020, have exceeded their maturity dates. The terms of the note agreements provide that the notes shall be due and payable on the earlier of (i) ten days of such amount being declared due and payable by the Majority Investors (note holders) at any time after the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Majority Investors or made automatically due and payable. To date, no declaration has been made by the Majority Investors to make the notes due and payable, and all the outstanding notes are classified as current at December 31, 2020 and 2019.

In June through August of 2015, the Company entered into eleven notes totaling $930,000. The notes, as amended, matured on January 31, 2017. At December 31, 2020 and 2019, $200,000 and $725,000, respectively, of the principal balances of these notes, and the related accrued interest of $14,729 and $261,928, respectively, remained outstanding.

In February 2016, the Company entered into two notes totaling $225,000. The notes, as amended, matured on January 31, 2017. At December 31, 2020 and 2019, $200,000 and $225,000, respectively, of the principal balances of these notes, and the related accrued interest of $14,543 and $69,693, respectively, remained outstanding.

On June 9, 2016, the Company exchanged an account payable to a legal firm into a $35,000 promissory note. The notes, as amended, matured on January 31, 2017. At December 31, 2020 the $35,000 principal balance of this note, and the related accrued interest of $12,972 and $9,934, respectively, remained outstanding.

In June through September of 2016, the Company entered into nine notes totaling $785,000. The notes matured on January 31, 2017. At December 31, 2020 and 2019, $445,812 and $760,000, respectively, of the principal balances of these notes, and the related accrued interest of $123,217 and $206,131, respectively, remained outstanding.

From February through July 2017, the Company entered into eight notes totaling $875,000. The notes matured on July 31, 2017. At December 31, 2020 and 2019, $50,000 and $790,000, respectively, of the principal balances of these notes, including the related accrued interest of $19,683 and $181,680, respectively, remained outstanding.

On February 28, 2018, the Company entered into six notes totaling $87,421. The notes matured on August 7, 2018. At December 31, 2020 and 2019, $0 and $36,171, respectively, of the principal balances of these notes, and the related accrued interest of $0 and $5,267, respectively, remained outstanding.

On February 14, 2020, the Company entered into a Loan Repayment Agreement by and between the Company and W Fund LP and Washington Research Foundation (holders of two of the notes discussed above), in which the Company agreed to repay the unpaid principal balances of $375,000 and $125,000 of Notes owned by W Fund LP and Washington Research Foundation, respectively, and W Fund LP and Washington Research Foundation agreed that such repayment of the unpaid principal of their Notes will constitute full and fair satisfaction of their Notes.

HyperSciences, Inc.
Notes to Financial Statements

NOTE 6 – NOTES PAYABLE, Continued:

On February 14, 2020, the Company entered into a Loan Repayment Agreement by and between the Company and W Fund LP and Washington Research Foundation (holders of two of the notes discussed above), in which the Company agreed to repay the unpaid principal balances of $375,000 and $125,000 of Notes owned by W Fund LP and Washington Research Foundation, respectively, and W Fund LP and Washington Research Foundation agreed that such repayment of the unpaid principal of their Notes will constitute full and fair satisfaction of their Notes.

On February 14, 2020, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the "2020 Note Amendment") by and between the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) waived the pari passu provision of the Notes in order to allow for early repayment of the principal balance on the notes owned by W Fund LP and Washington Research Foundation prior to repayment of any other notes; (ii) agreed to convert certain outstanding amounts of the notes to Series A Preferred stock in the Company and/or seek repayment of certain outstanding amounts of the Notes; and (iii) agreed to not declare remaining notes in default until at least four (4) months from the February 14, 2020, the effective date of the Amendment document. In exchange for the foregoing, W Fund LP and Washington Research Foundation assigned the accrued interest on the notes owned by W Fund LP and Washington Research Foundation to the other Noteholders on a pro-rata basis.

Pursuant to these agreements, the Company paid $125,000 and $375,000 in cash to settle the principal of the notes owned by Washington Research Foundation and the W Fund LP, respectively.

On February 29, 2020 and related to the above notes, the Company converted $1,104,188 of principal and $645,921 of interest for 607,682 shares of Series A Preferred stock. The remaining balance of these notes after conversion was $930,812.

On May 31, 2020 and related to the above notes, the Company converted $36,171 of principal and $6,525 of interest for 14,825 shares of Series A Preferred stock. No balance remains outstanding on this note.

Interest expense related to convertible notes was $102,927 and $205,694 for the years ended December 31, 2020 and 2019, respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

EnergeticX.net, L.L.C.

The Company and its parent company and largest shareholder of HSI, EnergeticX.net, L.L.C. ("EGX"), have a services agreement and master testing agreement under which all of HyperSciences' testing is done through EGX for a fee of $10,000 per month which was increased to $12,500 per month beginning July 2020.

Mine Lab LLC and Radiant Rare and Precious Metals, LLC

The Company also has contracted services through Mine Lab LLC and Radiant Rare and Precious Metals, LLC ("RRPM") that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock. Both of these companies are owned by Charles Russell, who is a 20% owner of EGX and a director of HSI. Charles Russell also performed direct consulting services for the Company during 2020 and 2019.

HyperSciences, Inc.
Notes to Financial Statements

NOTE 7 – RELATED PARTY TRANSACTIONS, Continued:

Match Hit Pvt. Ltd

In December 2019, the Company entered into an agreement with Match Hit Pvt. Ltd., a Sri Lankan private limited company partly owned by Charles Russell to purchase 40% of the issued outstanding stock for a total purchase price of $402,000 within one year of executing a definitive agreement. As of December 31, 2020, no definitive agreement has been executed and the Company is still in negotiations with Match Hit regarding the equity purchase. The Company has recorded a deposit on investment of $114,638 and $30,000 representing the total cash deposits made towards the Match Hit purchase as of December 31, 2020 and 2019, respectively.

The following table is a summary of the related party transactions that occurred during the years ended December 31, 2020 and 2019:

		2020		2019
Consulting fees paid to Chuck Russell	$	86,900	$	225,000
EGX expenses incurred for HSI		135,000		120,000
Total research and development expenses	$	221,900	$	345,000
Advances from Robert and Mary K. Russell*	$	75,750	$	-
Advances from Rocket Man, LLC**		30,000		-
Total advances from related parties	$	105,750	$	-
Deposit on investment in Match Hit Pvt. Ltd.	$	84,638	$	30,000
Total deposit on investments	$	84,638	$	30,000
Repayment of advances from Robert & Mary K Russell*	$	90,750	$	50,000
Repayment of advances from Rocket Man, LLC**		30,000		-
Total repayments	$	120,750	$	50,000

*Robert & Mary K. Russell are the parents of Mark and Charles Russell.
**Rocket Man, LLC is owned by Mark and Victoria Russell.

At December 31, 2020 and 2019, the Company had related party advances of $30,000 and $45,000, respectively, due to Robert and Mary K. Russell.

NOTE 8 – INVESTMENTS

During the year ended December 31, 2018 the Company invested $350,000 in actively traded mutual funds. For the year ended December 31, 2019, there were no sales of securities, realized gains, or realized losses. For the year ended December 31, 2020, there were sales of securities that resulted in proceeds of $323,570.

Investment activity during the years ended December 31, 2018 and 2019 is as follows:

December 31, 2019	Beginning Balance	Unrealized Gains (Losses)	Dividends, Interest & Expenses	Withdrawals	Fair Value
Mutual Funds	$359,477	$ 15,060	-	-	$374,537
December 31, 2020	Beginning Balance	Unrealized Gains (Losses)	Dividends, Interest & Expenses	Withdrawals	Fair Value
Mutual Funds	$374,537	$(12,441)	$6,335	$(323,570)	$44,861

HyperSciences, Inc.
Notes to Financial Statements

NOTE 9 – STOCKHOLDERS' EQUITY

General

In April of 2015, the Company's board of directors adopted the HyperSciences, Inc. 2015 Equity Incentive Plan ("the Plan"). The Plan's purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company's business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan as amended on February 28, 2018 is 1,500,000 shares.

On April 12, 2018, the Board of Directors authorized the issuance of a new class of stock: Series A Preferred stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company's Common Stock to 15,000,000 and the number of Series A Preferred stock to 4,050,000.

Common Stock Payable

Common stock payable relates to common shares owed for contracts and agreements for professional services performed. A total of $118,497 was accrued in 2020 in common stock payable for professional fees. On March 31, 2020, the Company issued 35,722 shares to satisfy $36,795 of the common stock payable. The balance at December 31, 2020 and 2019 was $167,648 and $85,946, respectively.

Restricted Stock Purchase Agreement

On February 28, 2018, the Company entered into a restricted stock purchase agreement with a service provider that allowed for the purchase of 330,000 shares of the Company's restricted common stock for $0.025 per share. The right is subject to vesting provisions over the service period that release the Company's right to repurchase the shares at $0.025 per share over a period of twenty-four months commencing on January 1, 2018. The entirety of these shares was purchased by the service provider on February 28, 2018 for $8,250. In connection with the purchase, share based compensation of $248,325 was recorded during the year ended December 31, 2018 and $222,545 during the year ended December 31, 2019. As of December 31, 2019, all stock compensation expense related to these shares has been recorded.

Stock Purchase Warrant

On October 21, 2019, the Board of Directors elected to grant 15,625 stock purchase warrants to one unrelated party for services provided. The warrants each have an exercise price of $1.03 and have a term of 10 years. The warrants were valued at $15,617 and recorded in research and development on the Statement of Operations during the year ended December 31, 2019.

The estimated fair value of the warrants at October 21, 2019 was calculated using the Black Scholes pricing model with the following assumptions:

Common stock price	$1.03
Risk-free interest rate	1.8%
Expected life in years	10
Dividend yield	0%
Expected volatility (based on peer analysis)	135.27%

HyperSciences, Inc.
Notes to Financial Statements

NOTE 9 – STOCKHOLDERS' EQUITY, Continued:

The following is a summary of the Company's warrants to purchase shares:

	Warrants		Weighted Average Exercise Price
Balance outstanding at December 31, 2018	21,830	$	3.84
Issued	15,625		1.03
Balance outstanding at December 31, 2019 and 2020	37,455	$	2.67

The composition of the Company's warrants outstanding at December 31, 2020 is as follows:

Issue Date	Expiration Date	Warrants	Exercise Price		Remaining life (years)
February 28, 2018	February 28, 2028	21,830	$	3.84	7.16
October 29, 2019	October 29, 2029	15,625		1.03	8.83
		37,455	$	2.67	7.86

Preferred Series A Stock

During the years ended December 31, 2020 and 2019, the Company issued a total of 290,855 and 1,743,755 shares of Series A Preferred stock for gross proceeds of $1,116,883 and $6,695,564 with net proceeds of $793,678 and $5,612,779 after issuance costs of $323,205 and $1,082,785, respectively. (See note 12)

During the year ended December 31, 2020, the Company converted $1,792,806 of notes payable including associated accrued interest, into 622,507 shares of the Company's Series A Preferred stock at a price of $2.88 per share.

Series A Preferred stock holders are entitled to receive dividends in preference and priority to any declaration or payment of any distribution on common stock. Preferred shareholders are also entitled to liquidation preferences over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Preferred shareholders as a group if at least 651,000 shares outstanding, without their majority vote, can block the Company from altering or changing the rights of the preferred shares, amending the certificate of incorporation, increasing or decreasing the authorized number of preferred stock or shares in the corporation's equity incentive plan, and changes in directors. Preferred shareholders can also block the Company from authorizing or creating any new class or series of capital stock as well as preventing dividend declarations (within certain boundaries) for common stock holders.

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable Original Issue price by the conversion price (1:1 basis with some adjustments). At December 31, 2020, outstanding Preferred Series A shares are convertible into 3,706,608 common shares. The Preferred shares also have anti-dilution rights that adjust the number of shares of common stock issuable upon conversion of the shares of the series A preferred stock in the event of a stock split, stock dividend, or other distribution of property to holders of common stock, or certain issuances of Stock with a price per share less than $3.84.

HyperSciences, Inc.
Notes to Financial Statements

NOTE 9 – STOCKHOLDERS' EQUITY, Continued:

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee.

Stock Options

On March 31, 2020, the Board of Directors elected to grant stock options to sixteen parties, totaling 149,590 options. The options each have an exercise price of $1.03 and a term of 10 years, except those issued to the CEO which have an exercise price of $1.13, and a term of 5 years. Of the options issued, 1,090 options were fully vested at grant date. The remaining 148,500 options vest over a period of 36 months.

For the options issued in 2020, the fair value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($1.03); 2) expected stock price volatilities (114.10%) based on the historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (0.7%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the option; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

On October 21, 2019, the Board of Directors elected to grant stock options to eleven parties, totaling 231,320 options. The options each have an exercise price of $1.03 and have a term of 10 years. Of the options issued, 83,213 options were fully vested at grant date. The remaining 148,107 options vest over a period of 36 months.

For the options issued in 2019, the fair value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($1.03); 2) expected stock price volatilities (135.27%) based on the historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (1.8%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the grant; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock option transactions under the Company's plan for the years ended December 31, 2020 and 2019 are summarized as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2019	**196,167**	**$0.025**	**8 years**
Granted	231,320	$1.03	10 years
Outstanding at December 31, 2019	**427,487**	**$0.57**	**9.1 years**
Granted	149,590	$1.03	10 years
Forfeited	(211,528)	$0.98	8.7 years
Outstanding at December 31, 2020	**365,549**	**$0.52**	**7.6 years**
Exercisable and outstanding at December 31, 2020	**282,132**	**$0.37**	**7.1 years**

HyperSciences, Inc.
Notes to Financial Statements

NOTE 9 – STOCKHOLDERS' EQUITY, Continued:

At December 31, 2020, the stock options have an intrinsic value of approximately $186,679.

The share-based compensation expense recognized for options outstanding during the years ended December 31, 2020 and 2019 was $64,163 and $83,168, respectively. Future stock compensation expense related to these awards to be recognized during the years ending December 31, 2021, 2022 and 2023 is expected to be approximately $58,655, $53,234, and $11,957, respectively. The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 10 – INCOME TAXES

The Company did not recognize a provision (benefit) for income taxes for the years ended December 31, 2020 and 2019.

The components of the Company's net deferred tax assets (liabilities) are as follows:

		December 31, 2020		December 31, 2019
Deferred tax assets:				
Federal net operating loss carryforward	$	2,773,026	$	2,359,772
State net operating loss carryforward		55,591		-
Increasing research credit carryforward		388,051		(32,933)
Other		13,921		7,582
Total deferred tax assets		3,230,589		2,334,421
Valuation allowance		(3,191,426)		(2,334,421)
		39,163		-
Deferred tax liabilities:				
Property, plant and equipment		(39,163)		-
Total deferred tax liabilities		(39,163)		-
Net deferred tax assets	$	-	$	-

At December 31, 2020 and 2019, the Company had net deferred tax assets principally arising from the net operating loss carryforward for income tax purposes multiplied by an expected blended federal and state tax rate of 26%. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of the net deferred tax asset exists at December 31, 2020 and 2019.

As of December 31, 2020, the Company has a federal net operating loss carryforward of approximately $13,200,000. $3,400,000 expires between the years 2034 and 2037. The remaining balance of $9,800,000 will never expire but its utilization is limited to 80% of taxable income in any future year. The company has $1,000,000 Of Idaho state net operating loss carryover that expires between the years 2038 and 2039.

The Company has $338,051 of Increasing Research Tax credit carryforward that expires between the years 2035-2039

A reconciliation between the statutory federal income tax rate and the Company's tax provision (benefit) is as follows:

HyperSciences, Inc.
Notes to Financial Statements

NOTE 10 – INCOME TAXES, Continued:

	December 31, 2020		December 31, 2019	
Provision (benefit) computed using the statutory rate	$	(513,675)	$	(1,192,963)
Options and other permanent differences		30,836		69,701
Other		(24,083)		-
Increasing research credit		(109,942)		-
Change in prior year estimate		(240,141)		-
Change in valuation allowance		857,005		1,123,262
Total income tax provision (benefit)	$	-	$	-

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2017 are subject to federal and state tax examinations. Any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred.

NOTE 11 – LEASES

Right of Use Asset – Office Lease

On April 1, 2019, the Company entered into an operating lease agreement to rent office space in Tukwila, Washington. The office lease commenced April 1, 2019 and was due to expire on March 31, 2021. The monthly lease payments for the first year was $2,904 and for the second year was $2,991. The lease did not include any provision that would allow the lessor or lessee to elect to extend the lease at the end of the lease term. Upon commencement of this lease, the Company recognized a right of use asset and lease liability of $67,162. The right of use asset and lease liability have been recorded at the present value of the future minimum lease payments, utilizing a 5% average borrowing rate. Due to the global pandemic, the Company exited the Premises in April 2020 and surrendered the space to the landlord. For the year ended December 31, 2020, the Company recognized a loss on the termination of the lease in the amount of $25,632.

For the year ended December 31, 2020 and 2019, costs of $15,073 and $26,528 relating to the office lease were recognized as rent and facility costs in the statement of operations, respectively.

NOTE 12 – SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, December 31, 2020, through April 30, 2021, the date these financials were available for issuance, and identified the following subsequent events:

Between January and April 2021, the Company made additional deposits totaling $58,165 toward the investment in Match Hit Pvt. Ltd. discussed in Note 7.

On January 11, 2021, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the "2021 Note Amendment") by and between the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) agreed to allow certain outstanding notes to be sold to a third party; (ii) agreed to negotiate and convert certain outstanding amounts of the notes to Series A Preferred stock in the Company; and (iii) agreed to not declare remaining notes in default prior to November 1, 2021. In exchange for the foregoing, Company will accrue interest per the following: November 1, 2020 to April 30, 2021 will bear an interest rate of 12%; May 1, 2021 to July 31, 2021 will bear an interest rate of 14%; August 1,

HyperSciences, Inc.
Notes to Financial Statements

NOTE 12 – SUBSEQUENT EVENTS, Continued:

2021 to October 31, 2021 will be an interest rate of 16%; and anything from November 1, 2021 and after will bear an interest rate of 16% with 2% increases every additional 3 months.

On January 31, 2021, the Company closed its Regulation Crowdfunding offering. The Company's crowdfunding intermediary then processed the pending subscriptions in various closings in which an additional 143,918 Series A Preferred shares at $3.84 per share were issued for total cash proceeds of $552,645. In addition, 5,327 Preferred shares at $3.84 per share were issued as a commission paid in the form of securities to the intermediary.

On January 27, 2021, the Company converted $18,750 of convertible note principal and $6,897 of accrued interest into 6,679 shares of Series A Preferred stock.

Between January 2021 through April 29, 2021, the Company issued 102,956 Series A Preferred shares at $3.84 per share for total cash proceeds of $395,346.

On March 31, 2021, the Company entered into a joint development agreement with a Major Top 10 Mining Company.